# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jefferson Capital, Inc., CIK 0002046042
CUSIP: 47248R103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 600 South Highway 169, Suite 1575, Minneapolis, Minnesota (MN), 55426
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001658593

## Reporting persons
- J.C. Flowers IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,492,856; sole dispositive power 0; shared dispositive power 13,492,856; aggregate amount beneficially owned 13,492,856 (20.9% of the class)
- JCF IV Coinvest JCAP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,228,952; sole dispositive power 0; shared dispositive power 30,228,952; aggregate amount beneficially owned 30,228,952 (46.7% of the class)
- JCF Associates IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,721,808; sole dispositive power 0; shared dispositive power 43,721,808; aggregate amount beneficially owned 43,721,808 (67.6% of the class)
- JCF Associates IV Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 43,721,808; shared voting power 0; sole dispositive power 43,721,808; shared dispositive power 0; aggregate amount beneficially owned 43,721,808 (67.6% of the class)
- J. Christopher Flowers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 43,721,808; shared voting power 0; sole dispositive power 43,721,808; shared dispositive power 0; aggregate amount beneficially owned 43,721,808 (67.6% of the class)

## Item 1. Issuer
Name of issuer: Jefferson Capital, Inc.
Address of issuer's principal executive offices: 600 South Highway 169, Suite 1575, Minneapolis, Minnesota 55426

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by J.C. Flowers IV L.P., a Cayman Islands exempted limited partnership, JCF IV Coinvest JCAP L.P., a Cayman Islands exempted limited partnership, JCF Associates IV L.P., a Cayman Islands exempted limited partnership, JCF Associates IV Ltd., a Cayman Islands exempted company, and J. Christopher Flowers, a natural person and citizen of the United States of America (collectively, the "Reporting Persons").

The shares of common stock, $0.0001 par value per share (the "Common Stock"), of Jefferson Capital, Inc. (the "Issuer") reported herein are held directly by J.C. Flowers IV L.P. and JCF IV Coinvest JCAP L.P. The general partner of each of J.C. Flowers IV L.P. and JCF IV Coinvest JCAP L.P. is JCF Associates IV L.P. The general partner of JCF Associates IV L.P. is JCF Associates IV Ltd. J. Christopher Flowers controls JCF Associates IV Ltd and thus may be deemed to control each entity directly or indirectly controlled by JCF Associates IV Ltd, including J.C. Flowers IV L.P. and JCF IV Coinvest JCAP L.P.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o J.C. Flowers & Co., 1301 Avenue of the Americas, 16th Floor, New York, New York 10019.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page. As of June 30, 2025, J.C. Flowers IV L.P. directly held 13,492,856 shares of Common Stock and JCF IV Coinvest JCAP L.P. directly held 30,228,952 shares of Common Stock.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page. Calculations of the percentage of shares of Common Stock beneficially owned assume 64,685,082 shares of Common Stock outstanding following the Issuer's initial public offering, as reported in the prospectus ono Form 424B4 filed by the Issuer with the Securities and Exchange Commission on June 27, 2025.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated August 12, 2025, among the Reporting Persons (filed herewith).

## Signatures
- J.C. Flowers IV L.P.: /s/ J. Christopher Flowers, J. Christopher Flowers, Director of JCF Associates IV Ltd, general partner of JCF Associates IV L.P., its general partner (08/12/2025)
- JCF IV Coinvest JCAP L.P.: /s/ J. Christopher Flowers, J. Christopher Flowers, Director of JCF Associates IV Ltd, general partner of JCF Associates IV L.P., its general partner (08/12/2025)
- JCF Associates IV L.P.: /s/ J. Christopher Flowers, J. Christopher Flowers, Director of JCF Associates IV Ltd, its general partner (08/12/2025)
- JCF Associates IV Ltd: /s/ J. Christopher Flowers, J. Christopher Flowers, Director (08/12/2025)
- J. Christopher Flowers: /s/ J. Christopher Flowers, J. Christopher Flowers (08/12/2025)